NXT ENERGY SOLUTIONS INC.

As at and for the three and nine month periods ended September 30, 2011

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
 (Unaudited) (Expressed in Canadian dollars)
	September 30	December 31
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$714,524	$464,583
Short term investments	-	905,651
Accounts receivable	35,839	3,071
Work-in-progress	49,550	-
Prepaid expenses and other	52,631	45,941
	852,544	1,419,246

Restricted cash [note 4]	45,461	101,856
Property and equipment	436,912	525,804
	$1,334,917	$2,046,906

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities [note 3]	$586,577	$576,588
Current portion of capital lease obligation	9,294	10,684
	595,871	587,272
Long term liabilities:
Capital lease obligation	1,762	8,153
Asset retirement obligation	57,076	54,444
	654,709	649,869

Future operations [note 1]
Commitments and contingencies [note 10]
Subsequent event [note 8]

Shareholders’ equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 34,022,396 shares as of September 30, 2011 (2010 - 30,801,796) [note 5]	53,202,476	52,031,435
Contributed capital	5,283,197	4,659,026
Deficit	(62,005,400)	(59,493,359)
Accumulated other comprehensive income	710,935	710,935
	680,208	1,397,037
	$1,334,917	$2,046,906

Signed “George Liszicasz”	Signed “Brian Kohlhammer”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Loss and Comprehensive Loss
 (Unaudited) (Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30

	2011	2010	2011	2010
Revenue
Survey revenue	$-	$-	$144,650	$443,011
Oil and natural gas revenues	1,398	820	4,570	4,162
	1,398	820	149,220	447,173

Expense
Survey cost	1,846	5,275	45,836	466,290
General and administrative	1,032,914	908,417	2,529,065	3,030,428
Amortization and depreciation	38,978	38,880	114,596	124,402
	1,073,738	952,572	2,689,497	3,621,120

	(1,072,340)	(951,752)	(2,540,277)	(3,173,947)
Other expense (income)
Interest income, net	(2,817)	(3,982)	(8,345)	(7,476)
Loss (gain) on foreign exchange	(44,146)	8,434	(23,217)	1,286
Oil & natural gas operations and other	-	5,471	-	4,195
Loss on sale of property	-	-	-	1,074
Accretion and abandonment of
asset retirement obligation	1,437	915	3,326	2,709
	(45,526)	10,838	(28,236)	1,788
Net loss and comprehensive loss	$(1,026,814)	$(962,590)	$(2,512,041)	$(3,175,735)

Net loss per share - basic and diluted [note 6]	$(0.03)	$(0.03)	$(0.08)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited) (Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30

	2011	2010	2011	2010

Operating activities
Net loss for the period	$(1,026,814)	$(962,590)	$(2,512,041)	$(3,175,735)
Items not affecting cash
Amortization and depreciation	38,978	38,880	114,596	124,402
Accretion of asset retirement obligation	877	798	2,632	2,393
Stock-based compensation expense	246,000	72,899	294,785	173,763
Loss (gain) on sale of property	-	-	-	1,074
	(740,959)	(850,013)	(2,100,028)	(2,874,103)
Changes in non-cash working capital balances (note 9)	185,680	20,682	(79,019)	903,602

Net cash generated by (used in) operating activities	(555,279)	(829,331)	(2,179,047)	(1,970,501)

Financing activities
Repayment of capital lease obligation	(2,390)	(2,192)	(7,781)	(6,441)
Issue of common shares and warrants, net of issuance costs	-	-	1,487,827	54,518
Exercise of stock options and warrants	12,600	-	12,600	-

Net cash generated by (used in) financing activities	10,210	(2,192)	1,492,646	48,077

Investing activities
Purchase of property and equipment	(5,022)	(9,856)	(25,704)	(58,978)
Proceeds from sale of property and equipment	-	-	-	401
Decrease (increase) in restricted cash	254,183	45,967	56,395	(43,971)
Decrease (increase) in short term investments	-	197,429	905,651	(1,803,884)

Net cash generated by (used in) investing activities	249,161	233,540	936,342	(1,906,432)

Net cash inflow (outflow)	(295,908)	(597,983)	249,941	(3,828,856)
Cash and cash equivalents, beginning of period	1,010,432	943,272	464,583	4,174,145

Cash and cash equivalents, end of period	$714,524	$345,289	$714,524	$345,289

Supplemental information:
Cash interest paid	$347	$479	$1,187	$1,572

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders’ Equity
(Unaudited) (Expressed in Canadian dollars)

	for the nine months
	ended September 30

	2011	2010
Common Shares
Balance at beginning of the period	$52,031,435	$51,934,360
Issued upon exercise of stock options and warrants	12,600	54,518
Issued through private placement, net of issue costs	1,158,441	-
Transfer from contributed capital upon exercise of options and warrants	-	42,557
Balance at end of the period	53,202,476	52,031,435

Preferred Shares
Balance at beginning and end of the period	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	4,659,026	3,939,953
Recognition of stock based compensation expense	294,785	350,989
Contributed capital transferred to common shares pursuant to exercise of options and warrants	-	(42,557)
Value attributed to warrants issued through private placement	329,386	-
Balance at end of the period	5,283,197	4,248,385

Deficit
Balance at beginning of the period	(59,493,359)	(55,040,931)
Net loss for the period	(2,512,041)	(3,175,735)
Balance at end of the period	(62,005,400)	(58,216,666)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders’ Equity at end of the period	$680,208	$2,263,089

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements
For the nine month period ended and as at September 30, 2011
(Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Future Operations

NXT Energy Solutions Inc. (the “Company” or “NXT”) was incorporated under the laws of the State of Nevada on September 27, 1994, and was later continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

NXT owns a proprietary technology called Stress Field Detection (“SFD®”), an airborne survey system that is designed to identify areas with oil and natural gas reservoir potential. This technology was acquired from NXT’s current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. In 2006 the Company began the “commercialization” phase by offering SFD® survey services to clients engaged in oil and gas exploration activities with a focus on potential clients operating in the western Canadian sedimentary basin.

The global financial crisis of late 2008 affected a number of markets and resulted in a dramatic decline in NXT’s Canadian market opportunities. This caused NXT to re-focus its sales activities towards international markets, and in 2009 NXT commenced active operations in Colombia.

Despite having provided services to clients since 2006, NXT is still in the early stage of commercializing its SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of the NXT survey system to a much wider client base. NXT recognizes that this early commercialization phase can last for several years and that its’ financial position is dependent upon a limited number of client projects, on obtaining additional financing and attracting future clients.

These consolidated financial statements have been prepared on a “going concern” basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced losses and negative cash flow from operations over the past several years and has traditionally had minimal working capital. NXT recognizes that current working capital is not sufficient to support the operations for the next twelve months without generating additional revenues and / or capital.

NXT anticipates it will be able to expand operations in order to generate both net income and cash from operations in future years with its existing business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation
These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2010. These interim statements should be read in conjunction with the 2010 annual audited consolidated financial statements as they contain disclosure which is supplemental to NXT’s annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation
These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (two inactive United States subsidiary companies). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

3. Accounts payable and accrued liabilities
	September 30	December 31,
	2011	2010
Accrued liabilities related to
Professional fees	$108,250	$118,065
Consultant fees	33,750	15,100
Board of Directors’ fees	53,750	-
Vacation pay	73,042	60,748
	268,792	193,913
Trade payables, payroll withholdings and other	317,785	382,675

	$586,577	$576,588

4. Restricted cash

Restricted cash consists of U.S. dollar money market securities (plus accrued interest) which has been deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of third party clients. A Barbados bank holds on deposit U.S. $42,408 (encumbered until 2012) to satisfy a contractual requirement related to ongoing SFD® survey services in Colombia.

5. Common shares

The Company has an unlimited number of shares authorized.

The following is a continuity of issued and outstanding common shares:
	Common Shares
	# of Shares	Amount

As at December 31, 2010	30,801,796	$52,031,435
Transactions during the 9 month period ended September 30, 2011
Issued through private placement; net of issue costs and value attributed to warrants	3,200,600	1,158,441
Issued on exercise of stock options	20,000	12,600

As at September 30, 2011	34,022,396	$53,202,476

On February 16, 2011 NXT closed a non-brokered private placement (the “Placement”) for aggregate proceeds of $1,600,300 (net $1,487,827) including $40,000 from two officers of the Company. NXT issued 3,200,600 units at a price of $0.50 per unit where each unit consisted of one common share and one warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012. The expiry date may become accelerated at the discretion of NXT if the shares trade at a price greater than $0.90 for 10 consecutive trading days. In connection with closing of the Placement, NXT paid a finder’s fee of $72,600 and issued 145,320 warrants with the same terms as above.

The common shares were recorded at a value equal to the net proceeds received less $329,386 which was the estimated fair value attributed to the 3,345,920 warrants that were issued on the Placement.

6. Earnings (loss) per share
	For the three months		For the nine months
	ended September 30		ended September 30

	2011	2010	2011	2010

Net (loss) for the period	$(1,026,814)	$(962,590)	$(2,512,041)	$(3,175,735)

Weighted average number of shares
outstanding - basic and diluted	34,007,613	30,801,796	33,453,135	30,765,935

Net (loss) per share	$(0.03)	$(0.03)	$(0.08)	$(0.10)

All outstanding stock options, common share purchase warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended September 30, 2011 and 2010 as they were anti-dilutive.

7. Stock Options issued to Employees, Directors and Contractors

The following is a summary of stock options outstanding as at September 30, 2011:
			average
			remaining
	# of options	# of options	contractual
exercise price	outstanding	exercisable	life (years)

$ 0.45	166,600	166,600	4.0
$ 0.53	150,000	50,000	2.4
$ 0.63	1,466,741	1,190,075	1.0
$ 1.16	504,800	214,800	4.8
	2,288,141	1,621,475	2.4

	For the nine months ended		For the year ended
	September 30, 2011		December 31, 2010

	# of options	weighted average	# of options	weighted average
		exercise price		exercise price

Outstanding at beginning of period	2,134,804	$0.61	2,757,204	$1.76
Granted	654,800	$1.02	248,900	$0.45
Granted on re-pricing in 2010	-	-	2,113,204	$0.63
Cancelled for re-pricing	-	-	(2,113,204)	$1.92
Forfeited	(270,000)	$0.63	(431,300)	$1.48
Expired	(211,463)	$0.63	(340,000)	$0.66
Exercised	(20,000)	$0.63	(100,000)	$0.55
Options outstanding as at end of period	2,288,141	$0.73	2,134,804	$0.61
Options exercisable as at end of the period	1,621,475	$0.68	1,737,637	$0.61

Stock options granted generally vest at a rate of one-third at the end of each of the first three years following the date of grant, except as noted below. Options lapse, if unexercised, generally five years from the date granted.

In the first quarter of 2011 an officer of the Company was granted 150,000 options at an excise price of $0.53 per share with one third of the options vesting at the date of grant and one-third vesting at the end of each of the following two years. These options will expire three years from the date of grant.

A total of 214,800 of the 504,800 stock options which were granted in July 2011 at an exercise price of $1.16 per share had immediate vesting.

Compensation expense associated with grants of stock options

The fair value attributed to grants of stock options is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:
	For the nine months ended September 30
	2011	2010
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3.7	3
Expected volatility in the price of common shares (%)	115%	95%
Risk free interest rate (%)	2.2%	1.5%
Weighted average grant date fair market value per share	$0.83	$0.57

The intrinsic (or “in-the-money”) value of options exercised in 2011 was $0.36 per share (2010 - $0.53 per share).

As of September 30, 2011 there was $334,636 (2010 - US $434,132) of unrecognized stock based compensation expense related to non-vested stock options. This amount will be recognized in expense over the remaining vesting periods of the underlying stock options.

8. Warrants

The following is a summary of outstanding common share purchase warrants:
	# of warrants	weighted average
		exercise price
Outstanding as at January 1, 2011		$-
Issued on February, 2011 private placement	3,345,920	$0.60
Outstanding as at September 30, 2011 (expire February 16, 2012)	3,345,920	$0.60

In November 2011, a total of 700,000 of the warrants were exercised, resulting in net proceeds to the Company of $420,000. There were no warrants outstanding in 2010.

The value attributed to warrants that were issued pursuant to the private placement on February 16, 2011 was calculated using the Black-Scholes warrant valuation model utilizing the following weighted average assumptions:

Expected dividends paid per common share	Nil
Expected life in years	0.8
Expected volatility in the price of common shares	94%
Risk free interest rate	1.5%
Weighted average grant date fair market value per share	$0.14

9. Changes in non-cash operating working capital

The change in non-cash working capital is comprised of:
	3 months ended Sept. 30		9 months ended Sept. 30
	2011	2010	2011	2010

Accounts receivable	67,823	13,421	(32,768)	1,069,972
Work-in-progress	-	-	(49,550)	-
Prepaid expenses and other	8,710	24,327	(6,690)	17,874
Unearned revenue	-	-	-	-
Accounts payable and accrued liabilities	109,147	(17,066)	9,989	(184,244)

	185,680	20,682	(79,019)	903,602
Portion attributable to:
Operating activities	185,680	20,682	(79,019)	903,602
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	185,680	20,682	(79,019)	903,602

10. Commitments and contingencies

The Company has an operating lease commitment on office space through October 31, 2012 which requires minimum monthly lease payments of $32,212.
In addition, the Company has in place an agreement to utilize a minimum annual volume of aircraft charter hours, the terms of which it expects to meet for 2011.